CROSSTEX ENERGY, INC.
CROSSTEX ENERGY, L.P.
2501 Cedar Springs Road
Dallas, Texas 75201
April 14, 2008
Memorandum
          for
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Crosstex Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-50536

Crosstex Energy, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-50067
     This memorandum sets forth the responses of Crosstex Energy, Inc. and Crosstex Energy, L.P. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 4, 2008 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Schedule 14A filed March 30, 2007
Crosstex Energy Inc.
Schedule 14A filed March 30, 2007
Executive Compensation
Compensation Discussion and Analysis, page 11
1.	We note your response to prior comment 2 and issue it in part. In future filings, please disclose the target or “predetermined” ROI.

Response:
Pursuant to our discussion on March 18, 2008 with Mr. Mike Karney, to the extent we utilize a similar ROI calculation in determining the amount of cash bonus awards that we pay to our named executive officers in future years, in future filings we will either disclose the target or “predetermined” ROI for the completed year for which executive compensation disclosure is being made or make such other disclosures that will satisfy the Commissions disclosure requirements consistent with guidance provided by the Staff with respect to such disclosure after the date hereof. We will continue to monitor developments in this area and look forward to additional guidance and clarity from the Staff on this matter.
* * * *
     We hereby acknowledge that (i) each of Crosstex Energy, Inc. and Crosstex Energy, L.P. is responsible for the adequacy and accuracy of the disclosure in their respective filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Crosstex Energy, Inc. and Crosstex Energy, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this memorandum, please contact William W. Davis, our Executive Vice President and Chief Financial Officer, at (214) 953-9580 or Susan McAden, our Vice President and Chief Accounting Officer at (214) 721-9307.
Crosstex Energy, Inc.
Crosstex Energy, L.P.

2